SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     Pursuant to Section 12(b) or (g) of the

                         Securities Exchange Act of 1934


                   INTERNATIONAL BUSINESS MACHINES CORPORATION

             (Exact name of registrant as specified in its charter)


        New York                                 13-0871985
(State of Incorporation)                       I.R.S. Employer
                                               Identification No.)

Old Orchard Road, Armonk, New York                      10504
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(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

7% Debentures due 2025                   New York Stock Exchange, Inc.
7% Debentures due 2045                   New York Stock Exchange, Inc.

If this Form related to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1),
please check the following box.                                  [ x ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]
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  Securities to be registered pursuant to Section 12(g) of the Act:

                              None
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                         (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

     The description of the securities to be registered is contained in the Prospectus Supplement dated October 25, 1995, and the Prospectus dated October 25, 1995, copies of which were electronically transmitted for filing with the Commission pursuant to Rule 424(b) on October 27, 1995, each of which forms a part of the Registrant's Registration Statement on Form S-3 (No. 33-50537), and is incorporated herein by reference.

Item 2. Exhibits.

          I. The following exhibits are filed with the Commission and the New York Stock Exchange, Inc.:

          2.1 - Form of the Registrant's 7% Debenture due 2025

          2.1 - Form of the Registrant's 7% Debenture due 2045

          2.3 - Indenture dated as of October 1, 1993, between the Registrant and The Chase Manhattan Bank (National Association), as Trustee, relating to the Debentures to be registered hereunder (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-3 (No. 33-50537)).


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                 INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                 (Registrant)

                                       By:
                                            /s/ Jeffrey D. Serkes
                                          ---------------------------------
                                          Name: Jeffrey D. Serkes
                                          Title: Vice President and Treasurer


Date: October 27, 1995.